UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT No. 3

TO

ANNUAL REPORT

OF

REPUBLIC OF THE PHILIPPINES

(Name of Registrant)

Date of end of last fiscal year: December 31, 2016

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amount as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Ma. Theresa B. Dizon-De Vega

Consul General

Philippine Consulate General

556 Fifth Avenue

New York, New York 10036-5095

It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:

Jeffrey Cohen, Esq.

Patrick Sheil, Esq.

Linklaters

10th Floor, Alexandra House

18 Chater Road

Hong Kong SAR

*	The Registrant is filing this annual report on a voluntary basis.

EXPLANATORY NOTE

This amendment to the Republic of the Philippines’ (the “Republic”) Annual Report on Form 18-K for the fiscal year ended December 31, 2016 (the “Annual Report”) comprises:

(a)	Pages numbered 1 to 4 consecutively.

(b)	The following exhibits:

Exhibit 1 — Form of U.S.$500,000,000 3.000% Global Bonds due 2028

Exhibit 2 — Form of U.S.$500,000,000 3.000% Global Bonds due 2028

Exhibit 3 — Form of U.S.$500,000,000 3.000% Global Bonds due 2028

Exhibit 4 — Form of U.S.$500,000,000 3.000% Global Bonds due 2028

Exhibit 5 — Opinion of the Secretary of the Department of Justice, the Republic of the Philippines, relating to the U.S.$2,000,000,000 3.000% Global Bonds due 2028

Exhibit 6 — Opinion of Linklaters, U.S. counsel to the Republic of the Philippines, relating to the U.S.$2,000,000,000 3.000% Global Bonds due 2028

Exhibit 99.G — Conformed copy of the Supplement No. 3 to the Fiscal Agency Agreement, dated as of February 1, 2018, between the Republic of the Philippines and The Bank of New York Mellon (as successor in interest to JPMorgan Chase Bank, N.A., formerly The Chase Manhattan Bank)

This amendment to the Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Republic of the Philippines has duly caused this Amendment No. 3 to the Republic’s Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Manila, Republic of the Philippines on the 1st day of February, 2018.

REPUBLIC OF THE PHILIPPINES

By	/s/ ROSALIA V. DE LEON
Rosalia V. De Leon Treasurer of the Philippines

EXHIBIT INDEX

Exhibit	Description

1:	Form of U.S.$500,000,000 3.000% Global Bonds due 2028

2:	Form of U.S.$500,000,000 3.000% Global Bonds due 2028

3:	Form of U.S.$500,000,000 3.000% Global Bonds due 2028

4:	Form of U.S.$500,000,000 3.000% Global Bonds due 2028

5:	Opinion of the Secretary of the Department of Justice, the Republic of the Philippines, relating to the U.S.$2,000,000,000 3.000% Global Bonds due 2028

6:	Opinion of Linklaters, U.S. counsel to the Republic of the Philippines, relating to the U.S.$2,000,000,000 3.000% Global Bonds due 2028

99.G:	Conformed copy of the Supplement No. 3 to the Fiscal Agency Agreement, dated as of February 1, 2018, between the Republic of the Philippines and The Bank of New York Mellon (as successor in interest to JPMorgan Chase Bank, N.A., formerly The Chase Manhattan Bank)

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